Mail Stop 3561

October 28, 2009

Amit Shashank, Esq.
Vice President, General Counsel and Secretary
ExlService Holdings, Inc.
350 Park Avenue
New York, NY 10022

>   **Re:**   **ExlService Holdings, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 5, 2009**
>   **File No. 333-162335**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **File No. 1-33089**

Dear Mr. Shashank:

　　　We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Prospectus Cover Page

1. Please disclose that the company is offering up to an aggregate amount of $200,000,000 in securities, and that the selling shareholders are offering for resale up to 6,000,000 shares of common stock. See Item 501(b)(2) of Regulation S-K.

Amit Shashank, Esq.
ExlService Holdings, Inc.
October 28, 2009
Page 2

<u>Selling Stockholders, page 4</u>

2. Please expand your discussion to describe the terms of the initial transaction(s) relating to the resale shares, including the dates, the names of the purchasers, and the number of shares purchased in each transaction. Since the transaction(s) must be completed before you file a registration statement to resell those securities, please include in your description when the transaction(s) closed. See Rule 430B(b)(2) of Regulation C. Also briefly describe the material terms of any agreement(s) relating to these transactions, and file the related agreement(s) as an exhibit to your next amendment.

<u>Description of Debt Securities, page 9</u>

3. We note the references on pages 9 and 15 that the debt may be guaranteed. Please clarify whether you intend to register the guarantees or delete these references.

<u>Incorporation by Reference, page 30</u>

4. Please revise to include the Form 8-Ks filed on January 30, 2009 and on March 11, 2009. See Item 12(a)(3) of Form S-3. Also specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. See Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05), available in the Corporation Finance section of our website.

<u>Exhibit 5.1 – Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP</u>

5. Please clarify in the first paragraph that Paul, Weiss, Rifkind, Wharton & Garrison LLP has acted as counsel to the company.

6. Page 4 of the opinion, in the paragraph numbered 4, states in part "such Company Depositary Shares will entitle the holders thereof to the rights specified in the Depositary Agreement." Please revise to also state that the Company Depositary Shares will be valid and legally binding obligations of the company.

7. The reference to the Delaware General Corporation Law in the second to last paragraph should also include all applicable Delaware statutory provisions of law and the reported judicial decisions interpreting these laws. Please revise or have counsel confirm this supplementally and file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement.

8. We note the language in the second to last paragraph, "Our opinion is rendered only with respect to the laws, and the rules, regulations and orders under those

laws, that are currently in effect." Please be advised that in order for you to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

9. The opinion does not cover the shares being offered by selling shareholders. Please revise or advise.

10. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered by the company for each sale of the securities registered in this filing. See Compliance and Disclosure Interpretations – Securities Act Rules (Question 212.05), available in the Corporation Finance section of our website.

Form 10-K for Fiscal Year Ended December 31, 2008

11. You should comply with the following comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 46

12. Please describe the causes for the change in gross profit as a percentage of revenues for each year presented. See Item 303(a) of Regulation S-K and Financial Reporting Codification 501.04.

Controls and Procedures, page 56

13. We note in the last sentence of the first paragraph that your CEO and CFO have concluded that your disclosure controls and procedures were effective at a reasonable assurance level. However, you state in the first sentence of the same paragraph that you maintain disclosure controls and procedures that are designed in accordance with the definition contained in Exchange Act Rules 13a-15(e) and 15d-15(e). Please tell us why you have added the reasonable assurance language in the last sentence and repeated the definition contained in Exchange Act Rules 13a-15(e) and 15d-15(e). Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Management's Annual Report on Internal Control over Financial Reporting, page 56

14. We note that your Chief Executive Officer and Chief Financial Officer expressed their <u>belief</u> as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer <u>concluded</u> that your internal control over financial reporting is effective.

Consolidated Financial Statements

Consolidated Balance Sheets, page 70

15. We note that you disclose shares held in treasury as outstanding shares. Please revise or advise.

Notes to Consolidated Financial Statements, page 74

Note 2. Summary of Significant Accounting Policies, page 74

Cash and Cash Equivalents and Restricted Cash, page 75

16. It appears that investments classified as cash equivalents may exceed 40% of consolidated assets. Please explain to us whether you are an investment company under Section 3(a)(1)(C) of the Investment Company Act of 1940 and how you made the determination. Please tell us the value of "investment securities" as defined in Section 3(a)(2) of the Investment Company Act and the amounts of total assets for each entity included in your consolidated financial statements on an <u>unconsolidated</u> basis as of December 31, 2008. If you are an investment company under Section 3(a)(1)(C), please explain to us how you are in compliance with the Investment Company Act. For example, please explain in detail whether you can rely on Rule 3a-1 of the Investment Company Act.

Revenue Recognition, page 78

17. Please disclose the amount of unbilled accrued revenues at each balance sheet date. Refer to Rule 5-02(3)(c)(2) of Regulation S-X.

Earnings Per Share, page 81

18. Please tell us how you treat vested restricted stock and restricted stock unit awards in basic earnings per share computations. Refer to paragraph 10 of SFAS 128. In addition, we note your disclosure in Note 11 regarding dividend rights of restricted stock. Please include a discussion of the applicability of the two class method for financial statements issued after the effective date of FSP EITF 03-6-1. Finally, please revise your disclosure in Note 11 to clearly describe the

dividend rights of vested and unvested restricted stock and restricted stock unit awards.

Note 10. Income Taxes, page 91

19. We understand that the deferred tax benefit line item in the income tax reconciliation table on page 94 represents the net unrecognized deferred income tax expense for each year related to temporary differences that are expected to reverse during tax holiday periods. Please confirm whether or not our understanding is correct. If our understanding is not correct, please tell us what the line item represents. Also, please explain to us why there is no reconciling amount for the current fiscal year. In addition, explain to us why the reversal of bad debt reserve is a reconciling item.

20. Please provide us with a reconciliation of deferred income tax benefits relating to continuing operations disclosed in the table on page 92 to the amounts disclosed in the consolidated statements of cash flow for each year presented.

Note 11. Stock Based Compensation, page 94

21. Please disclose the total intrinsic value of stock options exercised and the total fair value of restricted stock and restricted stock units vested for each year for which an income statement is provided. Refer to paragraph A240.c. of SFAS 123(R). Please also disclose the general terms of performance based restricted stock awards. In addition, please tell us why separate disclosure of performance based restricted stock awards are not important to an understanding of your use of stock-based compensation. Refer to paragraphs A240.a. and A240.f. of SFAS 123(R).

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 12

Cash Incentive Bonus, page 17

22. Please clarify how you calculated the annual cash incentive bonus amounts for each executive officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Adam Phippen, Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John C. Kennedy, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP
        1285 Avenue of the Americas
        New York, NY 10019-6064